

Mail Stop 4720

January 9, 2017

Via E-mail
Robert B. Atwell
Chairman, President, and Chief Executive Officer
Nicolet Bankshares, Inc.
111 North Washington Street
Green Bay, WI 54301

> **Re:** **Nicolet Bankshares, Inc.**
> **Registration Statement on Form S-4**
> **Filed December 13, 2016**
> **File No. 333-215057**

Dear Mr. Atwell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide beneficial ownership disclosure of First Menasha, as required by Item 18(a)(5)(ii) of Form S-4. See also Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Prospectus Cover Page

2. Please revise to clarify that <u>no less</u> than 146,800 shares and <u>no more</u> than 234,900 shares of First Menasha common stock will be converted into the cash consideration, as disclosed elsewhere in the prospectus. Also disclose the minimum and maximum

number of shares you may issue to First Menasha shareholders in the event that the exchange ratio becomes floating.

The Merger

Prospective Financial Information of First Menasha, page 28

3.   At the bottom of page 29, you state that the inclusion of the First Menasha projections should not be deemed an admission or representation by First Menasha or Nicolet that it is viewed as material information. Similarly, at the end of the same paragraph you state that the financial projections are "not being included to influence your decision whether to vote for the merger proposal" and are being provided "solely because they were made available to other parties in connection with the merger." These statements unduly limit a shareholder's reliance on the registration statement disclosures. Please remove or revise as appropriate.

Interests of Certain Persons in the Merger, page 30

4.   Please revise to quantify the value of each of the First Menasha officers' and directors' interests in the merger that are different from the interests of other First Menasha shareholders. For example, please quantify the value of payments in respect of the restricted stock awards described in this section. Please refer to Item 18(a)(5)(i) of Form S-4.

Exhibit 8.1 – Opinion of Bryan Cave LLP

5.   To the extent that counsel intends to provide a short form opinion, then please have counsel revise Exhibit 8.1 to state that the discussion in the prospectus under "Material U.S. Federal Income Tax Consequences of the Merger" is counsel's opinion and make conforming revisions to the tax disclosure in the prospectus. Please also revise your tax disclosure to remove any implication that the tax consequences of the merger transaction are uncertain (i.e., the statement at the top of page 50 that the parties have "structured the merger to qualify as a reorganization" and the related assumption in the fourth paragraph) and instead provide a firm conclusion regarding the material tax consequences to investors. Otherwise, if counsel intends to provide a long form opinion, then please have counsel revise its opinion to include all material tax consequences of the merger transaction. For guidance, please refer to Section III.B.2 of Staff Legal Bulletin No. 19.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3369 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Robert D. Klingler, Esq.